Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

MAG Silver Corp.

Suite 770 - 800 West Pender Street Vancouver, BC V6C 2V6

2.	Date of Material Change

August 22, 23 and 24, 2012.

3.	News Release

MAG Silver Corp. (the "Company") issued news releases on August 22, 23 and 24, 2012, which were distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On August 22, 2012, the Company announced a private placement offering of common shares through a syndicate of dealers at a per share price of C$9.40 for gross proceeds of approximately C$25 million. On August 23, 2012, the Company announced that the previously disclosed private placement will be an offering of 3,526,210 common shares at a per share price of C$9.40 (the "Offering") for gross proceeds of approximately C$33.1 million. The common shares issued under the Offering will be subject to a four month hold period. The Offering is expected to close on or about September 5, 2012.

The Company intends to use the net proceeds from the Offering to fund its share of the recently announced permitting and underground development program for Juanicipio, advancement of Cinco de Mayo including continued exploration as well as generation of an initial resource estimate, and for general corporate purposes.

On August 24, 2013, the Company announced that its annual and special meeting of shareholders will be held on October 5, 2012 and that its board of directors had approved an advance notice policy on August 23, 2012, which, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the "Act"); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

5.	Full Description of Material Change

For a full description of the material change, please see Schedule A below. The news releases may also be viewed on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis

President and Chief Executive Officer Telephone: (604) 630-1399 Facsimile: (604) 681-0894

9.	Date of Report

August 29, 2012.

Schedule A

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	August 22, 2012 NR#12-12

MAG SILVER CORP.  ANNOUNCES APPROXIMATELY
C$25 MILLION PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – August 22, 2012 – MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce a private placement offering of common shares at a per share price of C$9.40 (the “Offering”) for gross proceeds of approximately C$25 million. The common shares will be subject to a four month hold period. The Offering is being made by a syndicate of agents led by BMO Capital Markets. The Offering is expected to close on or about September 5, 2012.

The Company intends to use the net proceeds from the Offering to fund the recently announced permitting and underground development program for Juanicipio, advancement of Cinco de Mayo including continued exploration as well as generation of an initial resource estimate, and for general corporate purposes.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About MAG Silver Corp.

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly delineating the Valdecañas, Desprendido and Juanicipio Vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development
Website: www.magsilver.com
Phone: (604) 630-1399
Toll free: (866) 630-1399

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Email: info@magsilver.com
Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements that address the timing and size of the Offering and the proposed use of proceeds from the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	August 23, 2012 NR#12-14

MAG SILVER CORP.  CONFIRMS C$33.1 MILLION PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – August 23, 2012 – MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce that its previously disclosed private placement will be an offering of 3,526,210 common shares at a per share price of C$9.40 (the “Offering”) for gross proceeds of approximately C$33.1 million. The common shares will be subject to a four month hold period. The Offering is being made by a syndicate of agents led by BMO Capital Markets and including Canaccord Genuity Corp., Raymond James Ltd., Macquarie Capital Markets Ltd. and Primary Capital Inc. The Offering is expected to close on or about September 5, 2012.

The Company intends to use the net proceeds from the Offering to fund its share of the recently announced permitting and underground development program for Juanicipio, advancement of Cinco de Mayo including continued exploration as well as generation of an initial resource estimate, and for general corporate purposes.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About MAG Silver Corp.

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly delineating the Valdecañas, Desprendido and Juanicipio Vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

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Website: www.magsilver.com
Phone: (604) 630-1399
Toll free: (866) 630-1399
Email: info@magsilver.com
Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements that address the timing and size of the Offering and the proposed use of proceeds from the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	August 24, 2012 NR#12-16

MAG SILVER ANNOUNCES MEETING AND RECORD DATE AND APPROVAL OF ADVANCE NOTICE POLICY

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) ("MAG" or the "Company") announced today that it will hold an annual and special meeting of shareholders (the "AGM") on October 5, 2012.  The record date for shareholders entitled to vote at the AGM has been set as shareholders of record as at the close of business on September 7, 2012.

MAG also announced today the approval by its board of directors of an advance notice policy (the "Policy") on August 23, 2012, which Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the "Act"); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Policy fixes a deadline by which holders of record of common shares of MAG must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur.  No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of the date it was approved.  In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the AGM, and if the policy is not confirmed at the meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the AGM.

The date of the AGM is less than 50 days from the date hereof and, accordingly, any director nominations for the AGM must be received by the Company in compliance with the Policy no later than the close of business on September 4, 2012.

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The full text of the Policy is available via SEDAR at www.sedar.com or upon request by contacting the Secretary of the Company at 604-630-1399 or by email at jharris@magsilver.com.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly delineating the Valdecañas, Desprendido and Juanicipio Vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements that address the timing and size of the Offering and the proposed use of proceeds from the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure

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regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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